328 - 550 Burrard Street

Vancouver, BC  V6C 2B5

P: 604-899-5450

F: 604-484-4710

News Release	No. 09-181 November 30, 2009

Platinum Group Reports 2009 Annual Financial Results

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-AMEX) (“Platinum Group”) announces the publication of the Company’s financial results for the year ending August 31, 2009. For more details of the August 31, 2009 financial statements and Management’s Discussion and Analysis please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).

The Company’s cash position at August 31, 2009 was $32.97 million. All amounts herein are reported in Canadian dollars unless otherwise specified. The Company also held marketable securities at the period end with a market value of $2.14 million.

During the period the company completed an agreement to increase its effective interest in its core assets, Project 1 and 3 of the Western Bushveld Joint Venture in South Africa.  Subject to final title registrations now underway in South Africa, Platinum Group will hold a 74% interest in the large scale and high grade Platinum Group Metals reserves and resources hosted by Projects 1 and 3. An updated feasibility study was completed in October 2009 on the more advanced Project 1, scheduling for a 275,000 ounce per year, 22 year life mine operation.

The Company is actively assessing several strategic alternatives in order to maximize shareholder value from its projects in South Africa.  The alternatives include building the Project 1 platinum mine using conventional debt and equity, hedging some of the project in a partnership or transaction involving a minority of the metal flow, or the sale of the Company.  The Company hopes to finalize and announce its path forward shortly.

In 2008 the Company entered an option agreement for its War Springs property, located on the North Limb of the Bushveld Complex in South Africa, with the Japan Oil, Gas and Metals National Corporation (“JOGMEC”).  JOGMEC can earn a 35% project interest by spending US $10 million.  The joint venture is in its second year with total investment by JOGMEC of approximately US$1.2m to October 2009.  During fiscal 2009 JOGMEC funded $795,926 in work at War Springs and at August 31, 2009 JOGMEC owed the Company $224,482 against these costs.  This amount was received subsequent to year end.

During 2009 the company was granted prospecting rights for a new 118 square kilometre area, north of the known North Limb of the Bushveld Complex.  This project, known as Waterberg, has also been optioned to JOGMEC.  JOGMEC can earn a 37% interest in the project by funding $3.2m in exploration expenditures over 4 years. Platinum Group Metals Ltd. will hold a 37% interest and a private South African BEE firm will hold a 26% interest. Platinum Group Metals will carry out the exploration programs that will commence shortly.

Initial surface exploration, mapping and soil sampling in 2009 has indicated that the right layers for the Merensky and UG2 reefs cross the Company’s large land position adjoining the Xstrata Eland Mine.  Drilling plans are now in progress funded by Sable Platinum and operated by Platinum Group. Sable can earn a 51% in the project for 42M rand or approximately US$5.0M (8R/US$). Sable is a private South African company headed by platinum analyst Rene Hochreiter and mining financier, James Allan.

Accounts receivable at August 31, 2009 totalled $344,538 while accounts payable amounted to $861,041. Accounts receivable were comprised primarily of value added taxes repayable to the Company in Canada and in South Africa. Accounts payable included accrued professional fees of approximately $282,000, accrued strategic advisory fees of approximately $38,400, exploration and drilling costs of approximately $200,000 while the balance related to ongoing work, administration and regular trade payables.

Total global exploration and engineering expenditures for the Company’s account, including the Company’s share of WBJV expenditures during the year, totaled $1,468,188 (2008 - $6,733,094). Of this amount $1,236,391 was for development and exploration on the WBJV (2008 - $6,132,281) and $231,797 was for other exploration (2008 - $600,813). Total WBJV expenditures during the year by all WBJV partners amounted to $2,352,769 (2008 - $17,359,357).

The Company’s loss for the period ended August 31, 2009 amounted to $6.96 million or $0.10 per share as compared to $5.09 million or $0.08 per share for the comparative period in fiscal 2008. The loss includes $2,100,736 as a non-cash charge for Stock Based Compensation ($580,128 at August 31, 2008). Before the non-cash charge for Stock Based Compensation general overhead and administration costs for the period amounted to $5.33 million ($5.18 million for August 31, 2008). Professional fees of $1,082,643 (August 31, 2008 - $973,425) and Management and Consulting fees of $1,112,706 (August 31, 2008 - $843,758) were higher than in the comparative period due to payments to third party legal, strategic and tax advisors involved with the reorganization and rationalization of the WBJV and with the Company’s strategic initiatives. The amount of salaries and benefits expensed in the period increased from $1,345,722 at August 31, 2008 to $1,615,361 at period end. The increased expense was due to lower amounts being deferred to capital costs for the WBJV, which was not as active as in the comparative period last year. The actual cash cost of salaries and benefits did not increase. Net interest income earned amounted to $139,548 ($243,339 for August 31, 2008).

The general outlook for the year ahead is positive as precious metals and equity markets have improved from the previous year.

About Platinum Group Metals Ltd.

Platinum Group is based in Vancouver BC, Canada and Johannesburg, South Africa. Platinum Group has a management team in both Canada and South Africa, which have successful track records of more than 20 years each in exploration, mine discovery, mine construction and mine operations. The Company was formed in 2000 and is focused on the development of platinum operations.

On behalf of the Board of

Platinum Group Metals Ltd.

“Frank R. Hallam”

Chief Financial Officer and Director

For further information contact:

R. Michael Jones, President

or Kris Begic, Corporate Development

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the New York Stock Exchange - AMEX have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the timing, size and use of proceeds of the proposed private placement and the potential to increase the Company’s interest in certain of its projects. In addition, the results of the feasibility study may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions, the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in he Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.